

June 26, 2012

Via E-mail
Mr. Edward C. White
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

> **RE:** **Owens-Illinois, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 9, 2012**
> **Form 10-Q for the Quarter Ended March 31, 2012**
> **Filed April 26, 2012**
> **Response dated June 15, 2012**
> **File No. 1-9576**

Dear Mr. White:

We have reviewed your response letter dated June 15, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Estimates, page 43

Goodwill, page 45

1. We have reviewed your response to prior comment two from our letter dated June 1, 2012. You have elected to aggregate the components of the South America segment and the Asia Pacific segment based upon the similar nature of their products, services, production

processes, customers, methods of distribution and the manner in which you operate your business. However, based on your response and the reports you provided, it is not clear how you determined that that all the components of your South America segment and Asia Pacific segment are economically similar on a quantitative basis. Please further clarify how you determined that the components of these segments are economically similar. In providing your analysis, ensure that you more fully address the apparent disparate gross profit margins among the components in each of your reporting units and why, notwithstanding these disparate profit margins, you believe the components are economically similar. In addition, please confirm that the 2012 budget numbers for each component are still realistic, based upon the first quarter of 2012 actual results.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding this comment.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief